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April 26, 2010

VIA EDGAR

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock Fundamental Growth Fund, Inc.
Registration Statement on Form N-14 Filed on March 5, 2010 (the “Registration Statement”)
Securities Act File No. 333-165288

Dear Mr. Ganley:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with the undersigned on April 6, 2010 regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by the BlackRock Fundamental Growth Fund, Inc. (the “Fundamental Growth Fund”), of all of the assets of the BlackRock Capital Appreciation Portfolio (the “Capital Appreciation Portfolio” and together with the Fundamental Growth Fund, the “Funds” and each, a “Fund”), a series of BlackRock Funds, in exchange for the assumption of substantially all of the liabilities of the Capital Appreciation Portfolio and Investor A, Investor B, Investor C and BlackRock Shares of the Fundamental Growth Fund (the “Reorganization”).

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:	Please provide the accounting and performance survivor analysis for the Reorganization.

Response:	The following is an analysis regarding the accounting and performance survivor in connection with the Reorganization. The analysis is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004, regarding accounting survivors (“ICI White Paper”), as

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in alliance with Dickson Minto W.S., London and Edinburgh

John Ganley, Esq.

April 26, 2010

well as on the guidance of the Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. In the NAST Letter, the Staff confirmed that the determination of the entity in a reorganization designated as the performance survivor should be evaluated from an accounting perspective, rather than a legal perspective. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:1

Portfolio Management: One of the primary factors in determining the accounting survivor is the surviving management structure. Both Funds are currently advised by BlackRock Advisors and managed by Jeffrey Lindsey, Managing Director of BlackRock, Inc. and Edward Dowd, Managing Director of BlackRock Inc. BlackRock Advisors will continue to serve as the investment manager to the Combined Fund following the completion of the Reorganization and Messrs. Lindsey and Dowd are expected to continue to serve as the portfolio managers of the Combined Fund following the Reorganization. Messrs. Lindsey and Dowd, however, have managed the Capital Appreciation Portfolio for approximately five years (and managed the predecessor fund since 2002), while they have only managed the Fundamental Growth Fund for approximately 15 months (since November 17, 2008).

Portfolio Composition: The Combined Fund will be managed in accordance with the investment objectives, policies and restrictions of the Fundamental Growth Fund; however, as a result of the identical investment objective and similar investment strategies, policies and restrictions of the Funds, there is substantial overlap in the portfolio securities currently held by the Funds. Consistent with the flexibility permitted by each Fund’s investment strategies, the portfolio management team is generally managing the Funds in the same manner. In particular, since the current portfolio management team assumed the day to day management of the Fundamental Growth Fund, the makeup of the Fundamental Growth Fund’s portfolio has changed and become increasingly more similar to the portfolio of the Capital Appreciation Portfolio such that there is currently over a 99% overlap in portfolio securities held by the two Funds as of January 1, 2010 compared with a 38% overlap as of November 1, 2008, when the Funds were managed by different portfolio management teams.

By way of further background, the current portfolio management team re-positioned the Fundamental Growth Fund between November 1, 2008 and January 1, 2009 to more closely align with the investments in the Capital Appreciation Portfolio. By January 1, 2009, the Fundamental Growth Fund held approximately 86% of the securities that the Capital Appreciation Portfolio held as of November 1, 2008, and based on January 1, 2010 holdings the Funds held over 99% of the same securities in a similar allocation. Since the Funds have been managed in the same manner over the last 15 months and are expected to be managed in this manner in the future, the Capital Appreciation Portfolio maintains the longer running historical performance records of the current portfolio management team and the relevant historical accounting information to support that performance record.

1 The ICI White Paper states that “[t]he general criteria that are applied to determine the proper accounting surviving entity are outlined in the AICPA Accounting and Audit Guide for Investment Companies with Conforming changes as of May 1, 2003.”

John Ganley, Esq.

April 26, 2010

Investment Objectives, Policies and Restrictions: The investment objectives of both Funds are identical (i.e., long term growth of capital). Each Fund generally invests in equity securities of medium and large capitalization companies. The Capital Appreciation Portfolio and the Fundamental Growth Fund, however, employ certain differing investment strategies to achieve their respective objectives. The principal difference between the principal strategies of the Funds is that the Capital Appreciation Portfolio invests, under normal circumstances, at least 80% of its total assets in common and preferred stock of mid- and large-size companies and convertible securities, while the Fundamental Growth Fund will generally invest at least 65% of its total assets in equity securities, including common stock, convertible preferred stock, securities convertible into common stock and rights to subscribe to common stock and emphasizes investments in companies with medium to large market capitalization. The primary differences in the principal investment strategies of each Fund are highlighted in the Registration Statement under “Investment Objectives and Principal Investment Strategies—Comparison.” The investment objective, policies and restrictions of the Fundamental Growth Fund will be those of the Combined Fund; however, as noted above, consistent with the flexibility permitted by each Fund’s investment strategies, the portfolio management team is generally managing the Funds in the same manner.

Expense Structure: The expense structure of both Funds is similar; however, the gross and net expense ratios for Investor A, Investor B, Investor C and Institutional/BlackRock Shares of each Fund are expected to decrease following the completion of the Reorganization after applicable fee waivers and/or expense reimbursements. The Registrant believes that the Fundamental Growth Fund’s and Capital Appreciation Portfolio’s expense structures are similar and that the differences are not significant enough to be a determining factor in the selection of the accounting and performance survivor.

Asset Size: As of September 30, 2009, the Fundamental Growth Fund had net assets of $2.9 billion, while the Capital Appreciation Portfolio had net assets of $396 million.

As the acquiring Fund, the Fundamental Growth Fund will be the legal survivor in the Reorganization. The Registrant believes that the Fundamental Growth Fund is the appropriate legal survivor in the Reorganization based on its substantially larger asset size; however, for the reasons discussed herein, the Registrant believes that the Capital Appreciation Portfolio is the more appropriate accounting and performance survivor. The Registrant believes that the Capital Appreciation Portfolio is the more appropriate accounting and performance survivor because the Combined Fund is expected to be managed by the same portfolio management team that has managed both the Fundamental Growth Fund and the Capital Appreciation Portfolio; however, that portfolio management team has managed the Capital Appreciation Portfolio for approximately five years (and managed the predecessor fund since 2002), while it has only managed the Fundamental Growth Fund for approximately 15 months (since November 17, 2008). As a result of the identical investment objectives and similar strategies of the Funds, there is substantial overlap in the portfolio securities currently owned by the Funds. In particular, since the current portfolio management team assumed the day to day management of the Fundamental Growth Fund, the makeup of the Fund’s portfolio has changed and become increasingly more similar to the portfolio of the Capital Appreciation Portfolio. As discussed above, since the Funds have been managed in the same manner over the last 15 months and are expected to be managed in this manner in the future, the Capital Appreciation Portfolio maintains the longer running historical performance records of the current portfolio management team and the relevant historical accounting information to support that performance record.

John Ganley, Esq.

April 26, 2010

In addition, upon the closing of the Reorganization, the Combined Fund will be renamed the “BlackRock Capital Appreciation Fund, Inc.”

For these reasons, the Registrant believes that current and future shareholders of the Combined Fund will consider the Capital Appreciation Portfolio’s performance history more relevant to their investment decisions, and therefore believes that the Capital Appreciation Portfolio should be the accounting survivor in the Reorganization.

Comment No. 2:	Question & Answer No. 7. Please revise the table showing the Funds’ total annual expense ratios to match the information disclosed in the Fee Table such that the ratios include interest expense and acquired fund fees and expenses.

Response:	The requested change has been made.

Comment No. 3:	Question & Answer No. 12. Please revise the second sentence of the second paragraph to state: “If there are any sales of portfolio assets, the tax impact of any such sales will depend on the difference between the price at which such portfolio assets are sold and the Capital Appreciation Portfolio’s basis in such assets.”

Response:	The requested change has been made. The disclosure has been revised accordingly.

Comment No. 4:	Page ii of the Prospectus/Proxy Statement. Consider replacing the first and second full paragraphs with a chart disclosing which shares of the Fundamental Growth Fund shareholders of the Capital Appreciation Portfolio will receive in the Reorganization.

Response:	The requested change has partially been made and chart has been added to page ii of the Prospectus/Proxy Statement. The Registrant respectfully declines to delete the first full paragraph.

Comment No. 5:	Page 4 of the Prospectus/Proxy Statement—Investment Objectives and Principal Investment Strategies. Please compare the investing styles of the Funds (i.e., disclose that each Fund is a “growth” Fund).

Response:	The requested change has been made. The following disclosure has been added to the “Investment Objectives and Principal Investment Strategies—Comparison” section:

Each Fund follows a growth investing style and follows an identical investment process.

Comment No. 6:	Page 11 of the Prospectus/Proxy Statement—Federal Tax Consequences. Please revise the second paragraph under “Federal Tax Consequences” to disclose that

John Ganley, Esq.

April 26, 2010

there are not expected to be any sales of portfolio securities, which is disclosed in the Question & Answer section.

Response:	The requested change has been made. The following disclosure has been added to the second paragraph in the “Federal Tax Consequences” section:

BlackRock Advisors does not expect to sell portfolio assets of the Capital Appreciation Portfolio in connection with the Reorganization.

Comment No. 7:	Page 12 of the Prospectus/Proxy Statement—Principal Investment Risks. Please revise the cross reference and please include a chart comparing the principal risks of each Fund.

Response:	The requested changes have been made. The cross reference has been corrected and the following disclosure has been added to the “Principal Investment Risks” section:

The principal risks of each Fund (including any corresponding non-principal risk in the other Fund) are set out in the table below.

Risk	Capital Appreciation Portfolio	Fundamental Growth Fund
Convertible Securities Risk	Principal Risk	Non-Principal Risk
Derivatives Risk	Principal Risk	Non-Principal Risk
Equity Security Risk	Principal Risk	Principal Risk
Growth Investing Style Risk	Principal Risk	Principal Risk
Market and Selection Risk	Principal Risk	Principal Risk
Mid-Cap Securities Risk	Principal Risk	Principal Risk

Comment No. 8:	Page 10 of the Prospectus/Proxy Statement—Expense Example. Please revise the 5- and 10-year examples for the Pro Forma Combined Fund—Investor C Shares, and the 3-, 5- and 10-year examples for the Fundamental Growth—BlackRock Shares and the Pro Forma Combined Fund—BlackRock Shares.

Response:	The requested changes have not been made as the Registrant believes the expense examples are calculated correctly. The calculation gives effect to the contractual fee waiver and/or expense reimbursement that will be in effect for the BlackRock Shares following the completion of the Reorganization. BlackRock Advisors will be contractually obligated to waive fees and/or reimburse expenses for the BlackRock Shares of the Fundamental Growth Fund pursuant to an agreement with an initial ten year term that will automatically renew itself annually for an additional one year to maintain a perpetual ten year term. As stated in footnote (8) to the Fee Table, the agreement may be terminated by the Board of Directors, including a majority of the Independent Directors, or by the vote of a majority of the outstanding voting securities of the Fund. There is no current expectation that the agreement will be

John Ganley, Esq.

April 26, 2010

terminated by the Board of Directors or by the shareholders. BlackRock Advisors has no right or ability to terminate the agreement or alter the contractual fee waiver and/or expense reimbursement in any way. The Registrant believes that including the effect of the contractual agreement in the calculation of the expense example is appropriate and consistent with requirements of Form N-1A as the expectation is that the agreement will continue indefinitely. As discussed in the adopting release to the summary prospectus rules, with respect to the disclosure of contractual fee waivers, the SEC stated that “[t]his adjustment may be reflected only in the periods for which the expense reimbursement or fee waiver arrangement is expected to continue.” [2] Footnote (8) has been revised to clarify the termination date of the agreement. A copy of the waiver agreement will be filed as an exhibit to the Registration Statement by post-effective amendment.

Comment No. 9:	Page 35 of the Prospectus/Proxy Statement. Please revise the Capitalization Table to show per share adjustments for the differences in NAV and show other adjustments, if applicable.

Response:	The requested disclosure has been added.

Comment No. 10:	Page S-3 of the Reorganization SAI. Please clearly disclose which Fund is the acquiring fund and which fund is being acquired.

Response:	The requested disclosure has been added.

Comment No. 11:	Page S-12 of the Reorganization SAI—Note 1. Please disclose the estimated dollar amount of the cost of the Reorganization.

Response:	The requested disclosure has been added.

Comment No. 12:	Page S-12 of the Reorganization SAI—Note 2. Please disclose that some of the numbers in the pro forma financial statements are based on estimates.

Response:	The requested disclosure appears in Note 1 to the Notes to the Pro Forma Financial Statements

*     *     *

2 Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28584 (January 13, 2009).

John Ganley, Esq.

April 26, 2010

Should you have any questions concerning the above, please call the undersigned at (212) 728-8681.

Sincerely,

/s/Jack D. Cohen

Jack D. Cohen

cc:     Aaron Wasserman, Esq., BlackRock Advisors, LLC

          Maria Gattuso, Esq., Willkie Farr & Gallagher LLP